April 11, 2011

Lauren Nguyen, Esq.
Attorney-Advisor, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Citicorp Mortgage Securities, Inc., Pre-Effective Amendment No 1 to Form S-3 Registration Statement Filed on December 20, 2010 (File No.: 333-170683)

Dear Ms. Nguyen:

We are counsel to Citicorp Mortgage Securities, Inc. (the “Registrant”) under the above-captioned registration statement (the “Registration Statement”).  We have reviewed your letter dated December 30, 2010 (the “Second Comment Letter”) transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement and have discussed the comments contained in the Second Comment Letter with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the form of prospectus (the “Prospectus”) contained in Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”) submitted herewith.  Enclosed herewith are four courtesy copies of Amendment No. 2, two of which have been marked to show changes implemented in response to the requests of the Staff in the Second Comment Letter.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.  References to page numbers in Amendment No. 2 are to the marked version.

1.
The Mortgage Loans, page 13.  Please revise this section to provide the form disclosure describing the material characteristics of the mortgage loans in the mortgage pool.  Refer to Item 1111 of Regulation AB.

The Staff’s requested change has been made on pages 13 and 14 of the supplement.

Lauren Nguyen, Esq.
April 11, 2011

2.
We note your response to prior comment five and the bracketed disclosure on page 13.  Please provide us the form disclosure describing the exceptions from the underwriting guidelines that may be granted in a takedown.

The Registrant has revised the disclosure on page 13 to provide form disclosure regarding exceptions granted from the underwriting guidelines.  However, because the transaction described in the prospectus supplement is illustrative and does not relate to any particular mortgage pool and because exceptions may be made to any individual underwriting criteria, the Registrant cannot provide any further information about the nature of specific exceptions which may be present in any given transaction at this time.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Jordan M. Schwartz

Jordan M. Schwartz

cc:           Ryan O’Connor, Esq.
Bill Felts